August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (310) 201-3023

Mr. Ronald D. Sugar
Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

> **Re:** **Northrop Grumman Corporation**
> **Definitive 14A**
> **Filed April 12, 2007**
> **File No. 001-16411**

Dear Mr. Sugar:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 13

1. You disclose here and on page 19 that 50% of the $200,000 annual retainer paid to non-employee directors must be deferred into a stock unit account until the conclusion of a director's board service. If, as appears to be the case, such deferrals are not at the election of the directors, please disclose the amounts in the Stock Awards column and provide the additional disclosure called for by the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K, including the disclosure of the aggregate number of stock awards outstanding at fiscal year end. We note that the Instruction to Item 402(c)(2)(iii) and (iv) as well as Question 4.03 to the Item 402 of Regulation S-K Questions and Answers available on our website at www.sec.gov, made applicable to this disclosure per the Instruction to Item 402(k), do not appear relevant in this instance because the deferral does not appear to be at the election of the directors. If you do not agree, please explain and advise.

Review, Approval or Ratification of Transactions with Related Persons, page 14

2. Please disclose your policies with respect to related person transactions. Although we note your disclosure in this section, we believe additional detail regarding the review and approval of related person transactions is necessary. Revise your disclosure to address, among other things, the types of transaction covered and the standards to be applied. Refer to Item 404 of Regulation S-K.

Independent Consultant, page 25

3. We note that you retain at least two compensation consultants. Please revise to more fully address the nature and scope of their respective assignments, including their roles in determining and recommending compensation. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Benchmarking, page 26

4. We note that you have identified several companies that you have relied upon for benchmarking purposes. However, it also appears that you relied on a broader peer group. Please identify the companies included in the "general industry peer group" mentioned in this section. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

5. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

6. Please include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted

parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Elements of Compensation, page 27

7. Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please discuss how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your discussion of your annual incentive program does not explain how the target percentage is calculated. We also note limited analysis on pages 30-32 of how your specific option and restricted stock awards were determined.   Although your disclosure provides general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

8. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentives, page 28

9. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their short-term and long-term incentive compensation. Please disclose the specific items of company and individual performance used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. In addition, please clearly explain how each item is calculated or measured. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit the disclosure under

Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Recently Completed RPSR Performance Period, page 32

10. We note that you adjusted your performance measure due to "significant and unforeseen events." Please more fully address the discretion wielded by the compensation committee with respect to your incentive programs. For instance, when the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or cash bonuses. Alternatively, when objective performance criteria are satisfied what discretion does the compensation committee have to limit (or increase) incentive awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Evaluation of Executive Performance in 2006 and CEO Compensation, page 34

11. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Dr. Sugar differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Pension Benefits, page 44

12. The description of the NGPP is particularly dense and may be difficult for investors to understand. Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie the plan and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Mr. Ronald D. Sugar
Northrop Grumman Corporation
August 21, 2007
Page 5

2006 Nonqualified Deferred Compensation Plan, page 51

13. Please revise footnote (1), pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, to quantify the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table and amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

2006 Change-in-Control and Severance, page 53

14. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor